Exhibit 10-7

GLOBAL SMOOTHIE SUPPLY, INC.
Employment Agreement

This Employment Agreement ("Agreement") is made and entered into by and between Harry B. Ireland ("Ireland") and The Global Smoothie Supply, Inc. (“GSS”), collectively “the parties.” As soon as it is signed by both parties, it shall become effective (the “Effective Date”).

1.           Position: During the term of this Agreement, Ireland shall be employed by OSS as its Chairman and Chief Executive Officer; shall be elected a director of the Company; and shall be elected Chairman of GSS' Board of Directors (the "Board").

2.           Term:

(a)           GSS' Commitment to Ireland: The initial term shall commence on the Effective Date and continue until JUNE 30, 2014. Beginning on JULY 1, 2014, the Agreement shall automatically renew each day for a two year period, so that while this feature is in effect the remaining term shall always be exactly two years (e.g., on July 1, 2014, the term would run from July 1, 2014 through June 30, 2016); provided, no renewals shall occur after any of the following:

(i)           at any time, GSS provides written notice to Ireland of its decision to cancel the automatic renewal feature;

(ii)           at any time, GSS terminates Ireland's active employment; or

(iii)           at any time, Ireland terminates his active employment.

(b)           Ireland's Commitment to GSS: Ireland commits to work for GSS during the initial term (i.e., from the Effective Date through June 30, 20]4).

3.           Annual Salary: From the Effective Date through December 31, 2009, Ireland's annual salary shall be eighty-seven thousand five hundred dollars ($87,500.00), paid in accordance with GSS' standard payroll practices, Le., approximately equal amounts on the first and fifteenth days of each calendar month. After December 31, 2009, it may be increased in the discretion of the Board, but may not be reduced.

4.           Bonuses:

(a)           Commencing with the bonus period that ends on December 31, 2009, Ireland shall be eligible to receive an annual performance bonus based on the terms and provisions of GSS' Management Incentive Bonus Plan (the "MIS Plan"). His target bonus shall be equal to 100% of his salary, and the maximum bonus shall be 200% of his salary.

(b)           The Board shall have discretion to award additional bonuses to Ireland, as it may deem appropriate.

5.           Group/Executive Benefits: Except as otherwise specifically provided herein, Ireland shall participate, on terms no less favorable than are provided to other Executive Officers of GSS, in any group and/or executive life, hospitalization or disability insurance plan, health program, pension, profit sharing, ESOP, 401(k) and similar benefit plans (qualified, non-qualified and supplemental) that GSS sponsors for its officers or employees, and in other fringe benefits including any automobile allowance or arrangement, club memberships and dues, and similar programs (collectively referred to as the "Benefits"). All waiting periods for such plans shall be waived, except with respect to the pension plan where waiver of the one year waiting period is not permitted under the plan. It is understood that participating on the "same terms" as other the Executive Officers means the same rules and/or policies apply, recognizing that the result upon applying them can be affected by differing credited years of service. As to GSS hospitalization and health program benefits, participation therein shall extend to Ireland's family.

6.           Supplemental Retirement Benefits:

(a)           Subject to the proration provisions described in subsection (d) below, upon termination of his employment with GSS, Ireland will receive a supplemental retirement benefit pursuant to this Agreement which (in combination with any and all retirement benefits to which Ireland is entitled or received under any qualified or non-qualified defined benefit plans of GSS and of any of Ireland's former employers) will produce for him, upon commencement of benefits at or after age 75, aggregate retirement benefits such that the annualized amount, on a straight life annuity basis, is equal to the greater of:

(i)           fifty percent (50%) of his average cash compensation (annualized base salary plus annual performance bonus) for his five consecutive calendar years of employment with GSS that produce the highest average cash compensation; or

(ii)           one million dollars ($1,000,000.00). In determining the setoff for other retirement benefits, the value of those benefits will be calculated as if Ireland had elected to receive each benefit on a straight life annuity basis, regardless of the form of payment he actually elected (including any lump sum payment).

(b)           Ireland may elect to take the supplemental benefit described in subsection 6(a) in any form permitted under either The GSS Supplemental Executive Retirement Program, if any (the "SERP") or The GSS Retirement Plan, if any, subject to the applicable actuarial adjustment prescribed by the plan in question for electing such an alternative form of payment instead of a straight life annuity.

(c)           If Ireland's receipt of the supplemental retirement benefit (described in subsection 6(a)) commences before reaching age 75, then that benefit shall be subject to actuarial reduction, calculated in accordance with the terms of the SERP.

(d)           If Ireland's employment is terminated by GSS for Cause or is terminated by Ireland Without Good Reason before the fifth anniversary of the Effective Date, then the supplemental retirement benefit described in subsection 6(a) shall be prorated based on the number of months Ireland was actively employed with GSS, as follows: (i) multiply the formula figure determined under subsection 6(a) (without subtracting any setoff for other retirement benefits) by a fraction, the numerator of which is the number of months Ireland was actively employed by GSS, and the denominator of which is seventy-five (75); and then (ii) subtract the setoff for other retirement benefits, as described in section 6(a). If Ireland does not accept a position with any other company during the one-year period following his last day of active service with GSS, then the proration formula shall be more favorable to Ireland, as follows: (i) calculate the net supplemental retirement benefit under subsection 6(a), including subtracting the setoff for other retirement benefits; and then (ii) multiply that amount by a fraction, the numerator of which is the number of months Ireland was actively employed by GSS, and the denominator of which is seventy-five (75).

(e)           If Ireland dies before the supplemental retirement benefit described in subsection 6(a) becomes payable, his wife will receive a survivor annuity for the rest of her life equal in amount to the straight life annuity which would have been payable to Ireland under subsection 6(a) if, by the date immediately before his death, he had terminated his employment For Good Reason. The amount payable to Ireland's wife shall take into account all setoffs that would have applied to his benefit, except that if his spouse only receives a reduced survivor annuity under The GSS Retirement Plan, then that amount, rather than the full straight life annuity which would have been payable to Ireland, shall be setoff with respect to The GSS Retirement Plan.

7.           Equity Based Incentive Compensation:

(a)           On the Effective Date, and pursuant to the terms of The GSS Long Term Incentive Plan, if any (the “LTIP”), GSS shall grant Ireland a 10-year option with respect to 9,800,000 shares of GSS common stock. One-fifth (1/5) of these options shall vest each year for five years, on the first five anniversaries of the Effective Date (e.g., the first 1,960,000 options will vest on July 1, 2010, and the last 1,960,000 options will vest on July 1, 2014). In accordance with the terms of the LTIP, the per share exercise price for these options will be equal to the fair market value of a share of GSS common stock on the Effective Date, as determined in good faith by the Board of Directors.

(b)           If there is a generally applicable award of options or restricted shares to senior executives of GSS other than the annual award of options under the LTIP, Ireland shall participate in such award(s) on terms consistent with GSS' then-current practices and with awards made to other senior executives.

(c)           In the event of a Change in Control of GSS, as that term (or any similar term) is defined in the LTIP, all of Ireland's awards of stock options, restricted shares or similar equity-based interests which have not already vested, shall immediately vest in full.

8.           Events Triggering Severance Benefits: Upon the termination of Ireland's employment for any of the reasons described in subsections (a), (b) or(c) below, he will be entitled to receive the severance benefits described in section 9:

(a)           GSS terminates Ireland's employment without Cause.

(b)           Ireland terminates his employment with GSS "For Good Reason," which means he terminates it within six months of any event that constitutes Good Reason, as defined in subsection (d) below (the phrase "Without Good Reason" means any termination by Ireland later than six months of an event constituting Good Reason).

(c)           Ireland resigns during the thirteenth (13th) month following a "Change in Control" of GSS. For purposes of this Section 8, a "Change in Control" means the occurrence of one or more of the following events:

(i)           the shareholders of GSS approve a merger or consolidation of GSS with any corporation or other entity, other than a merger or consolidation which would result in the voting securities of GSS outstanding immediately prior thereto continuing to represent (either by renaming outstanding securities or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of GSS or such surviving entity outstanding immediately after such merger or consolidation;

(ii)           a change in ownership of GSS through a transaction or series of transactions, such that any person or entity is or becomes the beneficial owner, directly or indirectly, of shares of common stock or other securities of GSS representing 50% or more of the combined voting power of GSS' then outstanding shares of common stock or other securities;

(iii)           The approval by the shareholders of GSS of any agreement for the sale or disposition of all or substantially all of GSS' assets; or

(iv)           A transfer of all or substantially all of GSS' assets pursuant to a partnership or joint venture agreement where GSS' resulting interest is or becomes 50% or less.

(d)           Definitions:

(i)           "Cause" will exist if it is determined by the Board that Ireland engaged in any act of moral turpitude or gross misconduct by committing a significant violation of GSS' Code Of Ethics, provided that, if appropriate under the circumstances (taking into account the nature of the offense). GSS has called the alleged misconduct to Ireland's attention and allowed a reasonable opportunity to cure it. A determination of Cause or gross misconduct must be made by a two-thirds vote of the full Board (excluding Ireland), and must be communicated in writing to Ireland by a Notice of Termination, which shall include a certification or a copy of the resolution duly adopted by the Board by the required two-thirds vote.

(ii)           "Good Reason" for Ireland to resign shall exist if any of the following events occur without his consent:

(A)           GSS intentionally fails to payor provide required compensation, after the omission has been called to GSS' attention and GSS has been given a reasonable opportunity to cure the situation; or

(B)           GSS significantly reduces Ireland's titles, position, duties and/or authority; or

(C)           GSS notifies Ireland that it has decided to terminate the automatic daily renewal feature described in section 2; or

(D)           GSS fails to obtain the agreement from any successor to GSS to assume and agree to perform this Agreement, as required by Section 18; or

(E)           GSS materially breaches the terms of this Agreement, provided Ireland has called the breach to GSS' attention and allowed a reasonable opportunity to cure it.

(iii)           “Notice of Termination” shall mean a written notice which (A) indicates the type of termination under this Agreement (e.g., for Cause) and cites the applicable provision of this Agreement, (B) briefly describes the facts and circumstances claimed to provide a basis for the stated type of termination, if applicable, and (C) specifies the date of termination from active service.

(e)           Termination because of Ireland's death or disability to work will not require payment of the severance benefits described in section 9. Further, termination for Cause or termination by Ireland Without Good Reason will not require payment of the severance benefits described in section 9. (i) For purposes of this Agreement, Ireland will be deemed to be disabled from performing his duties upon the earlier of: (A) the end of a six consecutive month period during which, for any reason, he has been unable to substantially perform each of his usual and customary duties as Chairman and Chief Executive Officer; or (B) the date when it becomes apparent that, for any reason, he will be unable to substantially perform each of his usual and customary duties as Chairman and Chief Executive Officer for a period of at least six consecutive months, provided, in the case of a physical or mental injury or disease, his disability must be determined in writing by a reputable physician or psychologist, selected jointly by the Board and Ireland (or his personal representative). If any question arises as to whether Ireland is physically or mentally disabled, upon written request by the Board, Ireland shall promptly submit to a reasonable medical or psychological examination for the purpose of determining the existence, nature and extent of such disability. GSS shall promptly give Ireland written notice of any determination that Ireland is disabled from working and of any decision by the Board to terminate his employment by reason thereof. In the event of disability, until the date of termination from active service, the base salary payable to Ireland under section 3 hereof shall be reduced dollar-for-dollar by the amount of disability benefits paid to Ireland in accordance with any disability plan, policy or program of GSS.

(f)           Within thirty (30) days following Ireland's termination from active service, regardless of the reason for termination, GSS shall pay him an amount equal to five (5) days of pay at his then current salary rate.

9.           Severance Benefits: If Ireland qualifies for severance benefits under section 8, then the following terms and conditions shall apply:

(a)           GSS shall pay Ireland all Accrued Obligations in a lump sum in cash within thirty (30) days following his last day of active service; provided, however, that any portion of the Accrued Obligations which consists of bonus, deferred compensation, or incentive compensation shall be determined and paid in accordance with the terms of the relevant plan or provision. “Accrued Obligations” shall mean, as of Ireland's last day of active service, the sum of:

(i)           his base salary under section 3 through the date of termination from active service, to the extent not already paid;

(ii)           the amount of any bonus, incentive compensation, deferred compensation and other cash compensation accrued by Ireland as of his last day of active service, to the extent not already paid; and

(iii)           any vacation pay, expense reimbursements and other cash entitlements accrued by Ireland as of his last day of active service, to the extent not already paid. For purposes of this section, amounts shall be deemed to accrue ratably over the period during which they are earned, but no discretionary compensation shall be deemed earned or accrued until it is specifically approved by the Board in accordance with the applicable plan, program or policy.

(b)           Within thirty (30) days after Ireland's last day of active service, GSS shall pay him a lump sum equal to the amount that results when the fraction described in subsection (i) below is multiplied times the sum described in subsection (ii) below:

(i)           A fraction, the numerator of which is the number of days remaining from Ireland's last day of paid active service until the last day of the term of this Agreement, and the denominator of which is 365;

(ii)           The sum of his: (A) final annual salary and (B) then-current annual performance bonus target or, if greater, his most recent annual bonus payment. However, the payment to Ireland under this paragraph (b) shall be conditioned upon his compliance with GSS policy (as in effect on the Effective Date or on his last day of active service, whichever is more favorable to Ireland) regarding the execution of a waiver and release prior to receiving severance compensation.

(c)           Following Ireland's last day of active service and continuing through the last day of the term of this Agreement, GSS shall treat him as employed on inactive service and, thus, shall continue to credit him with service time and shall provide him and his dependents with all welfare benefits that are provided to participants in the GSS Officers Severance Program, if any, (the "Program") during their inactive service period, as determined by the Program provisions in effect on the Effective Date or his final day of active service, whichever produces greater benefits. Thereafter, Ireland will be treated as a retired senior officer for purposes of benefits GSS provides to such retirees.

(d)           All options and restricted stock that were granted before the date of termination but have not yet vested shall immediately vest upon Ireland's final day of active service. All such options, including options that previously vested but have not yet been exercised, shall remain exercisable in accordance with the LTIP's terms for retirees (currently 5 years following retirement, or until expiration of the underlying option term, whichever is sooner).

10.           Obligations Of GSS Upon Termination By Death, Disability, Discharge For Cause, or Resignation Without Good Reason: In the event this Agreement terminates due to the death or disability of Ireland, or due to termination for Cause or resignation or retirement Without Good Reason, GSS shall pay to Ireland all Accrued Obligations in a lump sum in cash within thirty (30) days after his last day of active service; provided, however, that any portion of the Accrued Obligations which consists of bonus, deferred compensation, or incentive compensation shall be determined and paid in accordance with the terms of the relevant plan or provision. Nothing in this section shall limit or otherwise adversely affect any rights Ireland may have under applicable law, under any other agreement with GSS, or under any compensation or benefit plan or policy of GSS.

11.           Gross-Up Payment for Golden Parachute Taxes: If it is determined that any payment GSS makes to or for the benefit of Ireland, under this Agreement or otherwise, is subject to the federal excise taxes imposed on golden parachute payments, then, GSS will make an additional payment to him (a "gross-up" payment) calculated in accordance with the terms of GSS policy as in effect on the date of the payment in question.

12.           No Duty To Mitigate: With respect to the severance benefits provided under section 9 of this Agreement, Ireland shall not have any duty to mitigate his income loss after a termination by finding alternative employment, nor shall amounts he earns from other employment be offset against those benefits. This provision has no effect on Ireland's duty to mitigate, if any, in connection with claims that may arise outside of this Agreement.

13.           Termination By Executive: Executive shall have no personal liability for damages to GSS for voluntarily terminating his employment at any time, with or Without Good Reason, so long as he gives at least thirty (30) days prior written notice.

14.           Non-Competition: If Ireland's employment with GSS is terminated for any reason that entitles him to receive severance benefits pursuant to section 9 of this Agreement, then for a period of two years immediately following his last day of active service, he shall abide by the following covenants and restrictions:

(a)           Non-Competition: He shall not Participate in the management of a business entity that deals in Covered Products, unless that entity is merely a retailer or consumer of Covered Products, which does not compete against GSS in any way.

(b)           Raiding Employees: He shall not directly or indirectly solicit or encourage any Existing GSS Employee to leave GSS or to accept any position with any other company.

(c)           Non-Disclosure: He shall not use or disclose to anyone any Confidential Information regarding GSS.

(d)           Definitions: The following definitions shall apply to subsections 14(a), (b) and (c) above:

(i)           "Covered Products" mean any product which falls into one or more of the following categories, so long as GSS is producing, marketing, distributing, selling or licensing such product anywhere in the world: fruit puree smoothies, health and sports drinks and beverages marketed as thirst quenchers or as healthy; and items GSS produces for the food service market.

(ii)           "Participate" shall be construed broadly to include, without limitation:

(A)           holding a position in which Ireland directly manages such a business entity;

(B)           holding a position in which anyone else who directly manages such a business entity is in Ireland's reporting chain or chain-of command, regardless of the number of reporting levels between them;

(C)           providing input, advice, guidance, or suggestions regarding the management of such a business entity to anyone responsible therefor;

(D)           providing a testimonial on behalf of such an operation or the product it produces; or

(E)           doing anything else which falls within a common sense definition of the term "participate" as used in the present context.

(iii)           "Existing GSS Employee" means someone: (A) who became employed by GSS before Ireland's active service terminates; and (B) who is still employed by GSS as of the date when the facilitating act or solicitation takes place; and (C) who holds a manager, director or officer level position at GSS (or an equivalent position based on job duties, regardless of the employee's title).

(iv)           "Confidential Information" shall be construed as broadly as Texas law permits and shall include all non-public information Ireland acquires by virtue of his positions with GSS which might be of any value to a competitor or which might cause any economic loss (directly or via loss of an opportunity) or substantial embarrassment to GSS or its customers, distributors or suppliers if disclosed. Examples of such confidential information include, without limitation, non-public information about GSS' strategic or marketing plans; its customers, suppliers, and distributors; its potential acquisition targets; its business operations and structure; its product lines, formulas and pricing; its processes, machines and inventions; its research and know-how; or its financial data.

(e)           Remedies: In the event of a breach or threatened breach of any term of subsections 14(a), (b) or (c), GSS shall be entitled to injunctive relief and/or damages. The parties agree that breach of these provisions would cause irreparable injury to GSS for which there would be no adequate remedy at law, due among other reasons to the inherent difficulty of determining the precise causation for loss of customers/consumers or measuring the exact impact of losing key employees or having Confidential Information disclosed.

(f)           Recitals: Ireland acknowledges that by virtue of the positions he will hold, he will acquire Confidential Information, including without limitation knowledge of operational plans, strategic long range plans, new product development, marketing plans, sales plans, and distribution plans. Ireland also acknowledges that by virtue of his positions, he will learn which Existing GSS Employees are critical to GSS' success and will develop relationships he otherwise would not have had with such employees.

15.           Choice Of Law And Forum:

(a)           This Agreement shall be governed by and construed in accordance with the laws of Texas, without regard to choice of law principles.

(b)           In any litigation over this Agreement, both parties consent to submit to the personal jurisdiction of any court, state or federal, in the State of Texas. Such courts in Texas shall be the exclusive jurisdiction for any litigation over this Agreement or an alleged breach thereof.

16.           Attorney Fees And Other Expenses:

(a)           GSS will pay all reasonable legal, accounting and other professional fees and related expenses Ireland incurred in connection with the negotiation and preparation of this Agreement.

(b)           If Ireland and GSS become involved in litigation regarding the terms of his employment with GSS or the termination thereof, the party which prevails shall be entitled to reimbursement of all reasonable litigation costs and expenses, including attorney fees. If each party prevails on one or more litigated issues, the court shall exercise its equitable judgment to determine which, if either, should be considered the prevailing party and the percentage of that party's expenses which should be reimbursed, taking into account such factors as the significance of the issue(s) on which each party prevailed, the reasonableness of each party's position(s), and ability to pay.

17.           Indemnification: To the fullest extent permitted by law and GSS' by-laws, GSS shall indemnify Ireland (including the advancement of expenses) for any judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred by Ireland in connection with the defense of any lawsuit or other claim to which he is made a party by reason of being an officer, director or employee of GSS or any of its subsidiaries.

18.           Binding Effect: This Agreement shall be binding on and inure to the benefit of the heirs and representatives of Ireland and the successors and assigns of GSS. GSS shall require any successor (whether direct or indirect, by purchase, merger, reorganization, consolidation, acquisition of property or stock, liquidation or otherwise) to all or a substantial portion of its assets to assume and agree to perform this Agreement in the same manner and to the same extent that GSS would be required to perform it if no such succession had taken place; provided, Ireland shall have the same obligations to the successor as he would have had to GSS. Regardless of whether such an agreement is executed, this Agreement shall be binding on any successor of GSS in accordance with the operation of law, and such successor shall be deemed “GSS” for all purposes under this Agreement.

19.           Notices: All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been given if delivered anywhere by hand to the applicable party, or if delivered by recognized commercial delivery service or if mailed within the continental United States by first class certified mail, return receipt requested, postage prepaid, addressed as follows:

(a)           If to the Board or GSS, addressed to: The GSS, 4428 University Blvd., Dallas, Texas 75205, Attention: Chief Legal Officer.

(b)           If to Ireland, addressed to: Harry B. Ireland,

Such addresses may be changed by written notice sent to the other party at the last recorded address of that party. Failure to send a copy to the applicable attorney shall not render a Notice ineffective, so long as it is actually received by GSS or Ireland, as applicable.

20.           Scope of Agreement:

(a)           This Agreement supersedes any other document or oral agreement that conflicts with it regarding any or the matters set forth herein, however, it is not intended to preempt or supersede other documents, including plan documents, that provide additional, non-conflicting rules or terms. Without limitation, nothing in this Agreement shall eliminate or reduce Ireland's obligation to comply with the Code Of Ethics, to the extent that certain of its provisions (such as rules regarding disclosure of confidential information) remain applicable to employees after termination.

(b)           No promises or inducements have been made other than those reflected herein. This Agreement cannot be amended except by a written agreement signed by the parties, and only the Board has authority to authorize such an amendment on behalf of GSS.

21.           Severability: Each term of this Agreement is deemed severable, in whole or in part, and if any provision of this Agreement or its application in any circumstance is found to be unlawful or invalid, the remaining terms and provisions shall remain in full force and effect. In addition, a court may re-write the invalid provision(s) so as to be consistent with applicable law and still, to the extent possible, achieve the intended effect of this Agreement.

22.           Execution In Counterparts: This Agreement may be executed by the parties hereto in two (2) or more counterparts, each of which shall be deemed to be an original, but all such counterparts shall constitute one and the same instrument, and all signatures need not appear on anyone counterpart.

GLOBAL SMOOTHIE SUPPLY,INC.

BY: /s/ Donald M. Roberts
Donald M Roberts, Chief Financial Officer
Date: June 30, 2009

/s/ Harry B. Ireland
Harry B. Ireland, individually
Date: June 30, 2009